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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-54A

              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(A) OF THE ACT

         The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Brantley Mezzanine Capital Corp.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  3201 Enterprise Parkway, Suite 350
                  Beachwood, Ohio 44122

Telephone Number (including area code): (216) 464-8400

Name and address of agent for service of process:

                  The Corporation Trust Incorporated
                  300 East Lombard Street
                  Baltimore, Maryland 21202

Copy to:          Kirkland & Ellis LLP
                  200 East Randolph Drive
                  Chicago, IL 60601
                  Attention: Scott A. Moehrke

Check one of the following:

[x] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934.

Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

                               December 19, 2003

[ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable



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The file number of the registration as an investment company pursuant to section
8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in Ohio; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.


                                   SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the undersigned has caused this Notification of Election to be Subject to Sections 55 through 65 of the Investment Company Act of 1940 to be signed on its behalf in the city of Chicago and state of Illinois on the 19th day of December, 2003.

     [SEAL]                         BRANTLEY MEZZANINE CAPITAL CORP.

                                    By: /s/ Robert P. Pinkas
                                        ----------------------------------------
                                        Name:  Robert P. Pinkas
                                        Title: President and Chief Executive
                                               Officer



Attest: /s/ Jeffrey D. Kadlic
        ---------------------------------
                      (Name)

        Managing Director and Secretary
        ---------------------------------
                      (Title)



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